                                                               EXHIBIT 99(a)(9)
                             FOR IMMEDIATE RELEASE

       SCPIE HOLDINGS ANNOUNCES ISSUER TENDER FOR UP TO 2 MILLION SHARES

  Los Angeles, CA -- October 13, 1999 - SCPIE Holdings Inc. (NYSE: SKP) today announced that it will commence an offer to purchase up to 2,000,000 shares of its common stock at a price not greater than $37.50 nor less than $34.25 per share (the "Offer") on Thursday, October 14, 1999. The Company will conduct the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows stockholders to select the price within the specified range at which each stockholder is willing to sell all or a portion of his or her shares to the Company.

  Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within the range that will allow it to buy 2,000,000 shares (or such lesser number of shares that are properly tendered at a price between $34.25 and $37.50). All of the shares that are properly tendered at prices at or below that purchase price (and not withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash at the purchase price selected by the Company. All other shares that have been tendered and not purchased will be returned to the stockholder.

  The Offer is scheduled to expire at 12 midnight, New York City time, on Wednesday, November 10, 1999, unless extended by the Company. The Offer is subject to various terms and conditions and is explained in detail in the Offer to Purchase, Letter of Transmittal, and the Notice of Guaranteed Delivery that can be obtained either from ChaseMellon Consulting Services, L.L.C., 450 West 33rd Street, 14th Floor, New York, New York 10001 (telephone:
(212) 273-8035 or (800) 566-9475 [toll free]) or from Patrick Lo, SCPIE Holdings Inc., 1888 Century Park East, Suite 800, Los Angeles, California 90067 (telephone: (310) 551-5900).

  Neither the Company nor its board of directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered.

  Donald J. Zuk, President and Chief Executive Officer of the Company, said "Through this Dutch Auction, we seek to return excess capital to our stockholders and improve our capital structure, which is consistent with our long term goal of increasing stockholder value."

  Donaldson Lufkin & Jenrette will serve as the dealer manager for the Offer. ChaseMellon Consulting Services, L.L.C. will serve as the information agent.

  SCPIE Holdings is one of the nation's leading providers of medical malpractice insurance based on direct premiums written. SCPIE currently insures more than 13,500 physicians, other providers and oral and maxillofacial surgeons practicing alone or in medical groups, clinics or other health care organizations. The Company also insures a variety of other health care facilities, including hospitals, emergency department facilities, outpatient surgery and hemodialysis centers, and clinical and pathological laboratories.

This press release contains forward-looking statements, which involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company's filings with the Securities and Exchange Commission.

Contact:

   SCPIE Holdings Inc.
   Patrick Lo, 310/557-8711 (investors)
   plo@scpie-ahi.com
   or
   Howard Bender, 310/551-5948 (media)
   hbender@scpie-ahi.com
   or
   Pondel/Wilkinson Group
   Cecilia A. Wilkinson, 310/207-9300
   cwilkinson@pondel.com